UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated July 30, 2014

Commission File Number: 1-15018

Fibria Celulose S.A.

Alameda Santos, 1357 – 6th floor

01419-908, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒            Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐            No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FIBRIA CELULOSE S.A.

POLICY FOR TRADING IN SECURITIES

ISSUED BY FIBRIA CELULOSE S.A.

1.             OBJECTIVE

The POLICY establishes guidelines and procedures to be followed by the Company and persons connected to it, for trading in securities issued by the Company or referenced to them, under the terms of CVM Instruction nº 358 of January 3, 2002, as amended by CVM Instruction 369/02, CVM Instruction 449/07 and CVM Instruction 547/14. This Policy is in accordance with the following basic principles:

• Obedience to the legislation and regulation of the Comissão de Valores Mobiliários (CVM) and the Securities and Exchange Commission (SEC);

• Commitment with the best practices of corporate governance;

• Transparency and equality of treatment.

2.             COVERAGE

The Trading Policy must be followed by the following persons, hereinafter referred to as “Restricted Persons”:

2.1. Controlling Shareholders, direct or indirect; Administrators (officers, members of the Board of Directors, member of the Fiscal Council, members of the Statutory Audit Committee; and members of FIBRIA CELULOSE S.A. (Fibria)’s other Bodies with Technical and Advisory Functions;

2.2. Employees and Executives that, by virtue of their post, function or position in the Company and at its Parents, Subsidiaries and Associated Companies, have knowledge of information not yet disclosed to the market, relating to material acts or facts about Fibria;

2.3. Those who have a commercial, professional or trusted relation with the company, such as Independent Auditors and consultants;

2.4. Administrators who depart from the administration of the Company before the public disclosure of material acts or facts, initiated in their period of management, for a period of 6 months as of the date of departure or until disclosure of that material act or fact, whichever comes first;

2.5. Linked Persons: the persons who have the links indicated below with the persons cited in items 2.1, 2.2 and 2.4: (i) the spouse, from whom they are not judicially separated, or companion; (ii) any dependent included in the annual declaration of income tax; and (iii) companies directly or indirectly controlled by them.

3.             DEFINITIONS

3.1. Material Fact: For purposes of this Policy, materiality is deemed to include any decision of a controlling shareholder, resolution of a shareholders’ meeting or of FIBRIA’s administrative bodies, or any other politic-administrative, technical, business, or economic-financial act or fact that has occurred or that is related to its business, which may considerably influence:

I - the trading price of the securities issued by FIBRIA or referenced to them;

II - an investors’ decision to purchase, sell or hold those securities;

III - the decision of the investors to exercise any rights inherent to owners of securities issued by FIBRIA or referenced to them.

3.1.1 — Subject to the above definition, examples of acts or facts that are potentially material include the following, among others:

I - signature of an accord or contract to transfer shareholding control of FIBRIA, even when subject to a condition precedent or subsequent;

II — change of control of FIBRIA, including by means of the execution, amendment or termination of a shareholders’ agreement;

III — execution, amendment or termination of a shareholders’ agreement to which FIBRIA is a party or in which it intervenes, or that has been endorsed in FIBRIA’s corporate records;

IV — arrival or departure of a partner that has a contract with FIBRIA or collaborates with it on an operational, financial, technological or administrative level;

V - authorization to trade in securities issued by FIBRIA in any market, whether domestic or foreign;

VI - decision to arrange to cancel FIBRIA’s registration as a publicly held company;

VII - incorporation, merger or spin-off involving FIBRIA or associated companies;

VIII — transformation or dissolution of FIBRIA;

IX — change in the composition of the assets of FIBRIA;

X — change in accounting criteria;

XI — renegotiation of debts;

XII — approval of a stock option plan;

XIII — changes in the rights and preferences of securities issued by FIBRIA;

XIV — stock splits or reverse splits or dividends in the form of stock;

XV — repurchases of shares issued by FIBRIA to remain in treasury or be cancelled, and sales of shares so acquired;

XVI — FIBRIA’s profit or loss and the allocation of proceeds in cash;

XVII — execution or extinguishment of a contract, or failure in its realization, when the expectation of performance was public knowledge;

XVIII - approval, change or abandonment of a project or a delay in its deployment;

XIX - commencement, recommencement or stoppage in the production or sale of product or the provision of a service;

XX - discovery, change or development of the technology or resources of FIBRIA;

XXI — modifications in projections disclosed by FIBRIA;

XXII — filing for bankruptcy, petition or avowal of bankruptcy or filing of a judicial action that could affect the economic-financial situation of FIBRIA.

4.             GUIDELINES

4.1.         TRADING RESTRICTIONS

4.1.1. Prohibition on trading before and after disclosure of a material act or fact The Company and the “Restricted Persons” may not trade in securities issued by the Company, or derivatives that are referenced to them, as of the date of awareness of the material act or fact until its disclosure to the market.

Before disclosure to the market of a material act or fact that has occurred in FIBRIA’s business, FIBRIA itself, the direct or indirect controlling shareholders, officers, members of the Board of Directors, members of the Fiscal Council, members of the Statutory Audit Committee; and any other Bodies with Technical and Advisory, created under the bylaws, or anyone who, by virtue of their post, function or position at FIBRIA, its parent, its subsidiaries or associated companies, has knowledge of information relating to a material act or fact, are prohibited from trading in securities issued by it or derivatives referenced to them.

a) The same prohibition applies to anyone who has knowledge of a material act or fact, who knows that it is information that has not been disclosed to the market, especially those that have a commercial, professional or trusted relationship with the company, such as independent auditors, consultants and institutions involved in the distribution system, who should confirm disclosure of the information before trading in securities issued by FIBRIA or derivatives referenced to them.

b) Without prejudice to the provisions of the prior paragraph, the prohibition of the main clause also applies to the administrators that depart from the administration of the company before public disclosure of the matter or fact initiated during their period of management, until 6 (six) months after they have departed.

c) The prohibition in the main clause will also prevail:

I — if there is an intention to arrange for an incorporation, total or partial spin-off, merger, or corporate transformation or reorganization; and

II — in relation to the direct or indirect controlling shareholders, officers and members of the board of directors, whenever there is an acquisition or sale of shares issued by FIBRIA by the company itself, its subsidiaries, associated companies or other company under common control, or if an option or mandate has been granted for the same purpose.

d) The prohibitions provided for in the main clause and §§ 1, 2 and 3, item I, cease to be in effect as soon as FIBRIA discloses the material fact to the market, except if trading in the shares could interfere with the conditions of such affairs, in such a way as to harm the shareholders of FIBRIA or the Company itself.

e) The prohibition provided for in the main clause does not apply to the acquisition of shares in treasury, in private transactions, due to the exercise of an option under a stock option plan approved at a shareholders’ meeting.

f) The Investor Relations Officer may maintain the prohibition provided for in subitem 4.1.1, beyond the day of disclosure of the material information, when in the Director’s judgment trading in the securities could harm the Company’s shareholders or the Company itself.

4.1.2. Exceptional periods for trading restrictions

The Investor Relations Officer may, regardless of the reason or whether there is a material actor fact that has not been disclosed, set periods in which the restricted persons may not trade in securities issued by the company, or derivatives referenced to them. The Restricted Persons should maintain confidentiality during such periods.

4.1.3. Other situations involving prohibited trading

Restricted Persons also may not trade whenever there is an intention to arrange for incorporation, total or partial spin-off, merger, or corporate transformation or reorganization of the company. The restricted period starts as of the date of the first company document that deliberates such incorporation, total or partial spin-off, merger, or corporate transformation or reorganization (for example, a notice of a shareholders’ meeting, minutes of meetings of the board of executive officers or the board of directors, et cetera).

4.1.4. Prohibition of trading before and after disclosure of the company’s financial statements (black-out period).

The prohibition of trading also applies:

a) In the 15 days prior to the disclosure of quarterly financial information (ITR) through the day of disclosure or publication of the announcement that makes them available to shareholders. See the Calendar of Corporate Events on the websites of the Company and the CVM, for the dates of disclosure.

b) In the month before closing the fiscal year until the day of the disclosure or the publication of the Notice making the Company’s financial statements (DFP) available to shareholders.

c)  In the period between a decision by the competent corporate body to increase the capital stock, distribute dividends, dividends in the form of stock or their derivatives, or approve stock splits, and the publication of the respective notices or announcements.

d) The prohibitions provided for will cease to be effective as soon as the company discloses the material fact to the market, except if trading in the shares could interfere in the conditions of such affairs in such a way as to harm the shareholders of the company or the company itself.

4.1.5. Prohibitions on acquiring for treasury

The company may not acquire shares for treasury in the situations provided for in 4.1.1, 4.1.2, 4.1.3 and 4.1.4.

a) The Board of Directors also may not deliberate the purchase or sale of shares issued by the company, if any accord or contract for the transfer of shareholding control has been executed, or if an option or mandate towards the same end has been granted, or if there is an intention to arrange for the incorporation, total or partial spin-off, or corporate transformation or reorganization, while the transaction has not been made public through the publication of the material fact.

b) The prohibition provided for does not apply to the purchase of shares in treasury, in private transactions, due to exercise of an option under a stock option plan approved at a shareholders’ meeting.

4.1.6. Authorized trading situations

The prohibitions included in this Policy do not apply to the private trading between the “Restricted Persons”, in which private trading is realized neither over a stock exchange nor an organized over-the-counter market.

5. RESPONSIBILITIES

5.1. It’s a responsibility of the Restricted Persons to keep confidential information relating to material acts or facts of the Company, until its disclosure to the market, and not to utilize it to gain an advantage for oneself or another, as well as ensure that subordinates and third parties in one’s confidence keep such information confidential and do not utilize it, and accepting the joint responsibility with them in the event of non-compliance.

5.2. The officers, members of the board of directors, the fiscal council and any bodies with technical or advisory functions created pursuant to the bylaws are obligated to inform the Company within 5 (five) days of each trade and within 1 business day after taking office of their ownership and trades of securities issued by the company or by its parents or subsidiaries, if in these latter 2 cases they are publicly held companies. This communication should cover trading in derivatives or any other securities referenced to the securities issued by the company or its parents or subsidiaries, if in these latter 2 cases they are publicly held companies.

5.2.1. The natural persons referred to in this item should also indicate the securities that are owned by a spouse from whom they are not judicially separated, by a companion, by any dependent included in the annual declaration of income taxes, and by companies directly or indirectly controlled by them. The communication referred to in this item should include at least:

(i) the name and qualification of the person, indicating their inscription number with the CNPJ or CPF;

(ii) the quantity, by series and class in the case of shares, and the other characteristics in the case of other securities, as well as the identification of the issuing company and the balance of the position held before and after trading; and

(iii) the form of purchase or sale, the price and the date of the transactions.

The Investor Relations Officer is responsible for transmitting this information to the CVM. The communication is made in the form of the “Declaration of Shareholding

Participation”, Individual Form (Annex 1) and Consolidated Form (Annex 2), within 10 days of the end of the month in which the change in holdings occurred, indicating the balance of the position in the period, or immediately after taking office, in the cases of the persons cited in the items (4.1, 4.2, 4.5, 4.10, 4.11), in accordance with CVM instructions.

5.3. The Investor Relations Officer is responsible for the retransmission to the CVM and the Bovespa of the information about the quantity held and or sold directly or indirectly, corresponding to 5% or more of a series or class of shares representing the capital stock of the Company, by direct or indirect Controlling Shareholders, shareholders that elect members of the Board of Directors or the Fiscal Council and the Statutory Audit Committee of the Company, as well as any natural person or entity, or group of persons. Accordingly, the information should be sent by these persons to the Company as soon as the percentage is reached, and they should also declare the objective of the participation and the quantity envisioned, including, as applicable, a declaration by the acquirer that their purchases do not seek to change the composition of control or the administrative structure of the company.

5.4. Form of adhesion and responsible body

The persons cited in items 2.1, 2.2 and 2.3 should adhere to the Policy by signing the “Adhesion Instrument”, in the form of articles 11 and 15 of CVM Instruction nº 358 of January 3, 2002, as amended by CVM Instruction nº 449/2007, and in conformity with the model in Annex 3 of this POLICY. The adhesion instruments should be signed in the act of contracting, election, promotion or transfer, in which they will declare that they know all the terms of the Policy and that they commit themselves to follow them.

The Adhesion instruments should remain filed at the Company headquarters for so long as their signatories are connected with the Company, and for at least 5 years after they are no longer connected.

5.4.1. FIBRIA may formally communicate the terms of this Policy to the persons referred to in item 2, and obtain from them the respective formal adhesion, on an instrument whose model is annexed hereto, which should be archived at the company’s headquarters while the person has a connection to it, and for at least 5 years after they are no longer connected.

a) Each Executive Body shall indicate which employees and third parties should adhere formally to the Policy, in accordance with guidance from the Investor Relations (IR) department.

b) The Department of IR shall arrange the adherence by the members indicated in subitem 5.4.1 above, and will be responsible for the filing and control of these adhesions.

c) The Legal Department shall arrange the adherence by the members of elected statutory positions and the controlling shareholders, and will be responsible for the filing and control of these adhesions.

5.5 Duties of Fibria’s collaborators

Any Fibria collaborator who acquires securities issued by the Company should inform the department of Investor Relations by filling out the specific form (Annex 4) committing themselves to retain such amounts for a period of at least 180 days.

5.6. Administration of the Policy

The Investor Relations Officer is generally responsible for administering the Policy, and for transmitting to the CVM and/or the Stock Exchange the information received.

5.7. Approval or amendment of the Policy

5.7.1 The Company’s Board of Directors is solely responsible for the approval and amendment of this Policy

5.7.2 Any change in this Policy should be communicated to the CVM and, when applicable, to the stock exchange and organized over-the-counter market entity on which the securities issued by FIBRIA are listed for trading, and the communication will be accompanied by a copy of the resolution and the entire substance of the documents that govern and form part of the Policy.

5.7.3. The Policy may not be approved or altered when an undisclosed material act or fact is still pending.

5.7.4. The current version of this Policy was approved in a meeting of the Board of Directors held on July 24, 2014.

5.8. Violation of the Policy

5.8.1. Sanctions

Noncompliance with the Policy will subject violators to disciplinary sanctions, in accordance with the internal norms of the Company and as provided in this item, without prejudice to applicable administrative, civil, and penal sanctions.

a) The Conduct Committee, with the help of Internal Auditing will investigate violations of the Policy, subject to the following:

a.1) the Restricted Persons referred to in subitem 2.1 will be subject to sanctions as resolved by the Company’s Board of Directors, after investigation and referral by the Conduct Committee;

a.2) the Restricted Persons referred to in subitem 2.2 will be subject to sanctions of warning, suspension or termination for cause, depending on the gravity of the infraction;

a.3) infractions by any of the Restricted Persons referred to in subitem 2.3 will characterize a contractual breach, and the Company may, without any burden, terminate the respective contract and demand payment of the penalty established for in it, without prejudice to losses and damages.

5.8.2. Communication of violation

a) The Conduct Committee shall be responsible to inform the Statutory Audit Committee timely all cases analysed related to the violation of this Policy and its infractions and sanctions practiced.

b) When an infraction is serious, the Conduct Committee, without prejudice to its attributions, will refer the case for the information of the Board of Directors.

c) Any person who has knowledge of a violation should without pause communicate the fact to the Conduct Committee.

5.9. FIBRIA shall maintain at its headquarters, and available to the CVM, the list of persons mentioned in the main clause of this article and their respective qualifications, indicating their position or function, address and registration number with the Cadastro Nacional de Pessoas Jurídicas or the Cadastro de Pessoas Físicas, updating it immediately whenever there is a modification.

5.10 Restricted Persons will be formally informed of the terms of the resolution of the Board of Directors that approves or alters the Trading Policy, to sign an Adhesion Instrument to be filed at Fibria’s headquarters until at least 5 years after they cease to have a connection with the Company. The list of Restricted Persons, together with their respective qualifications, indicating their position or function, address and registration number with the Cadastro Nacional de Pessoas Jurídicas or the Cadastro de Pessoas Físicas, will be updated at the Company’s headquarters and made available to the CVM.

6. ANNEXES

6.1. ANNEX 1 - DECLARATION OF SHAREHOLDING PARTICIPATION. INDIVIDUAL FORM

6.2. ANNEX 2 - DECLARATION OF SHAREHOLDING PARTICIPATION. CONSOLIDATED FORM

6.3. ANNEX 3 — ADHESION INSTRUMENT

6.4. ANNEX 4 — COMMUNICATION OF TRADING IN SHARES ISSUED BY FIBRIA CELULOSE S.A.

ANNEX 1

INDIVIDUAL FORM

TRADING OF ADMINISTRATORS AND RESTRICTED PERSONS — ART. 11 — CVM INSTRUCTION Nº 358/2002

IN (MONTH/YEAR)

☐ THERE WERE CHANGES IN THE FOLLOWING TRANSACTIONS INVOLVING SECURITIES AND DERIVATIVES, IN ACCORDANCE WITH ARTICLE 11 OF CVM INSTRUCTION Nº 358/2002

☐ THERE WERE NO TRANSACTIONS INVOLVING SECURITIES AND DERIVATIVES, IN ACCORDANCE WITH ARTICLE 11 OF CVM INSTRUCTION Nº 358/2002, AND I HAVE THE FOLLOWING SECURITIES AND DERIVATIVES POSITIONS.

Company Name: Fibria Celulose S.A.
Name:	CPF/CNPJ:
Qualification:

Initial Balance

% participation
Security/ Derivative	Characteristics of the Instruments	Quantity	Same series/ Class	Total

Transaction in the Month

Security/ Derivative	Characteristics of the Instruments	Intermediary	Transaction	Day	Quantity	Price	Volume (R$)

Final Balance

% participation
Security/ Derivative	Characteristics of the Instruments	Quantity	Same series/ Class	Total

ANNEX 2

CONSOLIDATED FORM

TRADING OF ADMINISTRATORS AND RESTRICTED PERSONS — ART. 11 — CVM INSTRUCTION Nº 358/2002

IN (MONTH/YEAR)

☐ THERE WERE CHANGES IN THE FOLLOWING TRANSACTIONS INVOLVING SECURITIES AND DERIVATIVES, IN ACCORDANCE WITH ARTICLE 11 OF CVM INSTRUCTION Nº 358/2002

☐ THERE WERE NO TRANSACTIONS INVOLVING SECURITIES AND DERIVATIVES, IN ACCORDANCE WITH ARTICLE 11 OF CVM INSTRUCTION Nº 358/2002, AND I HAVE THE FOLLOWING SECURITIES AND DERIVATIVES POSITIONS.

Company Name: Fibria Celulose S.A

Group and Restricted Person	☐ Board of Directors	☐ Board of Officers	☐ Fiscal Council	☐ Technical or Advisory Bodies

Initial Balance

% participation
Security/ Derivative	Characteristics of the Instruments	Quantity	Same series/ Class	Total

Transaction in the Month

Security/ Derivative	Characteristics of the Instruments	Intermediary	Transaction	Day	Quantity	Price	Volume (R$)

Final Balance

% participation
Security/ Derivative	Characteristics of the Instruments	Quantity	Same series/ Class	Total

ANNEX 3

POLICY FOR TRADING IN SECURITIES ISSUED BY FIBRIA CELULOSE S.A.

ADHESION INSTRUMENT

I, [COMPLETE NAME AND QUALIFICATION], [FUNCTION OR POSITION], DECLARE THAT I AM AWARE OF THE TERMS AND CONDITIONS OF THE POLICY FOR TRADING IN SECURITIES ISSUED BY FIBRIA CELULOSE S.A., ORIGINATING FROM OBSERVANCE OF CVM INSTRUCTION N.O 358/2002 AND APPROVED BY ITS BOARD OF DIRECTORS ON [JULY 1, 2010]. BY THIS MEANS, I FORMALIZE MY ADHESION TO SUCH POLICY FOR TRADING IN SECURITIES ISSUED BY FIBRIA CELULOSE S.A., AND PROMISE TO COMPLY WITH ALL ITS TERMS AND CONDITIONS.

I ALSO DECLARE THAT I AM AWARE THAT TRANSGRESSION OF THE PROVISIONS OF THE POLICY FOR TRADING IN SECURITIES ISSUED BY FIBRIA CELULOSE S.A. CONSTITUTES A SERIOUS INFRACTION, FOR THE PURPOSES PROVIDED IN § 3 OF ART. 11 OF LAW Nº 6.385/76.

[LOCATION AND DATE].

[NAME AND SIGNATURE]

ANNEX 4

COMMUNICATION OF TRADING IN SHARES ISSUED BY FIBRIA CELULOSE S.A.

NAME:

POSITION:

DATE:

In order to facilitate compliance with the provisions of the Policy for Trading in Securities Issued by Fibria Celulose S.A., with respect to trading in shares issued by the Company by its controlling shareholders, administrators, members of the Committees and the Fiscal Council, employees and executives that, by virtue of their post, function or position at the company, have knowledge of information relating to material acts or facts.

The table below should include:

• the date on which shares were purchased/sold;

• the quantity of shares held (INITIAL QUANTITY);

• the quantity of shareholders purchased or sold;

• the quantity of shares after the transaction (FINAL QUANTITY);

NOTE: It is important to emphasize that the information also should include any share transactions by a spouse, companion or dependent for income tax purposes.

INITIAL QUANTITY		PURCHASE		SALE		FINAL QUANTITY
DATE	SHARES	DATE	SHARES	DATE	SHARES	DATE	SHARES

TOTAL[Date]

Signature:

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 30, 2014

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO